Exhibit 16.1

July 26, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-6561

Ladies and Gentlemen:

We have read the section entitled “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” contained in the Draft Registration Statement on Form S-1 filed by NioCorp Developments Ltd. on or about July 26, 2016 and are in agreement with the statements contained therein.

We cannot offer any opinion to other sections of the Draft Registration Statement on Form S-1 for which we have no basis to agree or disagree with the statements of NicoCorp Developments Ltd. contained therein.

Respectfully,

/s/ Davidson & Company LLP

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com